SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Inseego Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45782B104

(CUSIP Number)

Dennis O. Garris

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45782B104	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSONS Golden Harbor Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,046,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,046,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,046,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Based on 72,412,170 of the Issuer’s shares of common stock outstanding as of August 6, 2018.

CUSIP No. 45782B104	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSONS Joe Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,046,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,046,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,046,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 72,412,170 of the Issuer’s shares of common stock outstanding as of August 6, 2018.

CUSIP No. 45782B104	SCHEDULE 13D	Page 4 of 11

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.001 par value (the “Common Stock”), of Inseego Corp., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 9605 Scranton Road, Suite 300, San Diego, California.

Item 2. Identity and Background.

This Schedule 13D is jointly filed by Golden Harbor Ltd. (“Golden Harbor”) and Joe Lewis. Golden Harbor and Mr. Lewis are collectively referred to herein as the “Reporting Persons.”

Golden Harbor, a company organized under the laws of The Bahamas, is primarily engaged in the business of investing in securities. Mr. Lewis is a citizen of the United Kingdom and his present principal occupation or employment is engaging in business as a private investor, including through the investments of Golden Harbor. Mr. Lewis is the sole indirect ultimate beneficial owner of and controls Golden Harbor. The address of Golden Harbor and Joe Lewis is Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, The Bahamas.

By virtue of these relationships and pursuant to the Securities and Exchange Commission’s (“SEC”) beneficial ownership rules, Golden Harbor and Mr. Lewis may be deemed to be members of a group, consisting of the Reporting Persons.

Set forth on Schedule A to this Schedule 13D, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment, and (d) citizenship, of each executive officer and director of Golden Harbor, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization.

None of the Reporting Persons nor any of the individuals identified on Schedule A to this Schedule 13D has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Securities Purchase Agreement

On August 6, 2018, (the “Closing Date”), Golden Harbor and certain other investors entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer, pursuant to which the Issuer offered and sold an aggregate of 12,062,000 units (the “Units”), with each Unit consisting of (i) one share of Common Stock and (ii) a warrant (subject to adjustment for stock splits, reverse stock splits, stock dividends and similar transactions) (the “Warrants”) to acquire 0.35 of a share of Common Stock (the “Transaction”) at a price per Unit equal to $1.63. Golden Harbor purchased 9,046,500 units for an aggregate purchase price of $14,745,795.

The Warrants are exercisable at any time on or after February 6, 2019 (the “Initial Exercise Date”) and on or prior to 6:30 p.m., New York City time, on August 6, 2023 (the “Termination Date”). The purchase price of one share of Common Stock under the Warrant is $2.52, subject to adjustment for stock splits, reverse stock splits, stock dividends and similar transactions. The Warrants are not exercisable within the next 60 days. Additionally, the warrants are not exercisable to the extent that, following exercise of such warrants, Golden Harbor and its affiliates would beneficially own more than 9.99% of the Common Stock. Therefore, the underlying shares of Common Stock for which the Warrants are exercisable are not currently reported as shares beneficially owned by the Reporting Persons herein.

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The securities sold and issued in the Transaction have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements.

Pursuant to the Purchase Agreement, Golden Harbor has the right to designate a member of the board of directors of the Issuer (the “Board”) effective as of the closing of the Transaction. In addition, if at any time subsequent to the closing of the Transaction, Golden Harbor notifies the Issuer that it beneficially owns an aggregate of at least 20% of the total issued and outstanding Common Stock (as adjusted for any stock splits, stock dividends, recapitalizations or similar transactions), then Golden Harbor has the right to designate an additional member of the Board. This right will terminate automatically if Golden Harbor ceases to beneficially own an aggregate of at least 5% of the total issued and outstanding Common Stock (as adjusted for any stock splits, stock dividends, recapitalizations or similar transaction). Golden Harbor has initially designated James B. Avery, Senior Managing Director of Tavistock Life Sciences Company, of which Golden Harbor is an affiliate, to serve as a director of the Issuer.

The foregoing description of the Purchase Agreement and the Warrant does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Purchase Agreement and the Warrant, which are filed as Exhibit 2 and Exhibit 3 to this Schedule 13D, respectively, and incorporated herein by reference.

Registration Rights Agreement

In connection with the entry into the Purchase Agreement, Golden Harbor and certain other investors entered into a Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, within 90 days of the closing of the Transaction, or November 2, 2018, the Issuer shall prepare and file with the SEC a registration statement covering the resale of (i) the shares and warrants purchased under the Purchase Agreement, (ii) any shares of Common Stock owned by an investor as of the date thereof, any shares of Common Stock acquired by an investor from time to time, and any other shares of Common Stock issued as a dividend or other distribution with respect to, in exchange for or in replacement of the shares and warrants purchased under the Purchase Agreement and (iii) any securities issued or issuable by the Issuer (or its successor) upon any recapitalization, merger, consolidation, stock split or other reorganization. The investors also have the rights to “piggyback” on certain registrations by the Issuer and request that their shares be sold in an underwritten offering. The registration rights will terminate with respect to the investors upon the first to occur of (A) a registration statement with respect to the sale of such registrable securities being declared effective by the SEC under the Securities Act and such registrable securities having been disposed of or transferred by the holder thereof in accordance with such effective registration statement and (B) such Registrable Securities having been previously sold or transferred in accordance with Rule 144 (or another exemption from the registration requirements of the Securities Act).

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Registration Rights Agreement, which is filed as Exhibit 4 to this Schedule 13D and incorporated herein by reference.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock for investment purposes in the ordinary course of business.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review on a continuing basis the investments in the Issuer by the Reporting Persons. The Reporting Persons may communicate with the Board, members of management and/or other shareholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing shareholder value. The Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

CUSIP No. 45782B104	SCHEDULE 13D	Page 6 of 11

Mr. Avery was designated by Golden Harbor to serve as a director of the Issuer effective as of the closing of the Transaction, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

All percentages are based on 72,412,170 of the Issuer’s shares of common stock outstanding as of August 6, 2018.

(a) Golden Harbor and Joe Lewis beneficially own 9,046,500 shares of Common Stock which represents 12.5% of the Issuer’s outstanding Common Stock.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i) Sole power to vote or direct the vote:

None of the Reporting Persons has sole power to vote or direct the vote of any shares of Common Stock.

(ii) Shared power to vote or to direct the vote:

The Reporting Persons have shared power to vote or direct the vote of the 9,046,500 shares of Common Stock they beneficially own.

(iii) Sole power to dispose or direct the disposition of:

None of the Reporting Persons has sole power to vote or direct the vote of any of the shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition of:

The Reporting Persons have shared power to dispose or to direct the disposition of the 9,046,500 shares of Common Stock they beneficially own.

(c) Other than as described herein, the Reporting Persons have not effected any transactions in the shares of Common Stock in the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this Schedule 13D.

CUSIP No. 45782B104	SCHEDULE 13D	Page 7 of 11

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the transactions and the agreements set forth in Item 4 are incorporated herein by reference.

Convertible Senior Notes

Golden Harbor owns $13,700,000 of the Issuer’s 5.50% Convertible Senior Notes due 2022 (the “Inseego Notes”). The Inseego Notes are governed by the terms of an indenture, dated January 9, 2017 (the “Inseego Indenture”), between the Issuer, as issuer, and Wilmington Trust, National Association, as trustee. The Inseego Notes are senior unsecured obligations of the Issuer and bear interest at a rate of 5.50% per year, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2017. The Inseego Notes are subject to repurchase by the Issuer at the option of the holders on June 15, 2020 (the “Optional Repurchase Date”) at a repurchase price in cash equal to 100% of the principal amount of the Inseego Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the Optional Repurchase Date, subject to the right of holders of the Inseego Notes on a record date to receive interest through the corresponding interest payment date.

The Inseego Notes will mature on June 15, 2022, unless earlier converted, redeemed or repurchased. The Inseego Notes will be convertible into cash, shares of Common Stock, or a combination thereof, at the Issuer’s election, at an initial conversion price of $4.70 per share of Common Stock, which is subject to adjustment. Holders may convert all or a portion of their Inseego Notes at their option at any time prior to the close of business on the business day immediately preceding December 15, 2021, but only under the following circumstances: (i) if the last reported sale price per share of the Common Stock for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter equals or exceeds 130% of the conversion price on such trading day; (ii) during the five consecutive business-day period immediately after any five consecutive trading day period (the five consecutive trading pay period being referred to as the “measurement period”) in which the trading price (as defined in the Inseego Indenture) per $1,000 principal amount of the Inseego Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per share of the Common Stock and the conversion rate on such day; (iii) upon the occurrence of certain corporate events specified in the Inseego Indenture; or (iv) if the Issuer has called the Inseego Notes for redemption. On or after December 15, 2021, holders may convert any of their Inseego Notes at any time prior to the close of business on the business day immediately preceding the maturity date.

Because the Inseego Notes are not convertible by the Reporting Persons into shares of Common Stock within 60 days of this Schedule 13D, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock underlying the Inseego Notes as of the date hereof. The foregoing description of the Inseego Indenture and the form of Inseego Note does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Inseego Indenture and the form of Inseego Note, which are filed as Exhibit 5 and Exhibit 6 to this Schedule 13D, respectively, and incorporated herein by reference.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Term Loan

On August 23, 2017, the Issuer entered into a Credit Agreement with certain of its direct and indirect subsidiaries, as guarantors, Cantor Fitzgerald Securities, as Agent, and certain funds managed by Highbridge Capital Management, LLC, as lenders (the “Credit Agreement”). Pursuant to the Credit Agreement, the Lenders provided the Issuer with a term loan in the principal amount of $48,000,000 (the “Term Loan”) with a maturity date of August 23, 2020 (the “Maturity Date”). The Term Loan bears interest at a rate per annum equal to the three-month LIBOR, but in no event less than 1.00%, plus 7.625%. Interest on the Term Loan is payable on the last business day of each calendar month and on the Maturity Date. Principal on the Term Loan is payable on the Maturity Date.

CUSIP No. 45782B104	SCHEDULE 13D	Page 8 of 11

South Ocean Funding, LLC (“South Ocean”), is a Florida limited liability company, and Mr. Lewis is the indirect ultimate beneficial owner of and controls South Ocean. Mr. Avery is a manager of South Ocean. On June 6, 2018, South Ocean entered into an Assignment and Assumption Agreement with Jefferies Leveraged Credit Products, LLC (“Jefferies”) pursuant to which Jefferies sold and assigned to South Ocean, and South Ocean purchased and assumed, all of the rights and obligations of Jefferies as a lender under the Credit Agreement with respect to Jefferies $10,000,000 interest in the Term Loan. South Ocean does not have beneficial ownership of any shares of Common Stock and is not a reporting person hereunder.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of August 10, 2018, among Golden Harbor and Joe Lewis.

Exhibit 2	Securities Purchase Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 3	Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 4	Registration Rights Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 5	Indenture, dated January 9, 2017, between Inseego Corp. and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).

Exhibit 6	Form of Inseego Corp.’s 5.50% Convertible Senior Note due 2022 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).

CUSIP No. 45782B104	SCHEDULE 13D	Page 9 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2018

GOLDEN HARBOR LTD.

By:	/s/ Jason C. Callender
Name:	Jason C. Callender
Title:	Director & Vice President

/s/ Joseph C. Lewis
Joseph C. Lewis

CUSIP No. 45782B104	SCHEDULE 13D	Page 10 of 11

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

GOLDEN HARBOR LTD.

The directors and executive officers of Golden Harbor Ltd. are set forth below.

Name	Position	Present Principal Occupation or Employment	Address	Citizenship
Jason C. Callender	Vice President, Secretary, Director	Real Estate Development and Sales	Ground Floor Charles Building Lewis Drive Albany, New Providence, The Bahamas	Bahamas

Joseph C. Lewis	President & Director	Private Investor	Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, The Bahamas	United Kingdom

James B. Avery	Vice President	Senior Managing Director	Tavistock Life Sciences Company 9350 Conroy Windermere Road Windermere FL 34786	United States

CUSIP No. 45782B104	SCHEDULE 13D	Page 11 of 11

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of August 10, 2018, among Golden Harbor and Joe Lewis.

Exhibit 2	Securities Purchase Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 3	Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 4	Registration Rights Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 5	Indenture, dated January 9, 2017, between Inseego Corp. and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).

Exhibit 6	Form of Inseego Corp.’s 5.50% Convertible Senior Note due 2022 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).